UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: January 23, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	2019 Business Strategy
99.2	Press release entitled “CNOOC Limited Announces its 2019 Business Strategy and Development Plan”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

2019 Business Strategy

In line with its policy of keeping the market informed of its activities, the Company announces a summary of its business strategy and development plan for the year 2019.

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

In line with its policy of keeping the market informed of its activities, CNOOC Limited (the “Company”) announces a summary of its business strategy and development plan for the year 2019.

The Company’s targeted net production for 2019 is 480 million to 490 million barrels of oil equivalent (BOE)*, of which, production from China and overseas accounts for approximately 63% and 37%, respectively. The Company’s net production for 2018 is expected to be approximately 475 million BOE. The Company’s net production for 2020 and 2021 are estimated to be 505 million to 515 million BOE and 535 million to 545 million BOE, respectively.

In 2019, six new projects are expected to come on stream, among which, Egina oil field in Nigeria and Huizhou 32-5 oil field comprehensive adjustment/Huizhou 33-1 oil field joint development project in offshore China already came on stream. The other four projects, namely Appomattox project in the Gulf of Mexico in the United States, Bozhong 34-9 oil field, Caofeidian 11-1/11-6 comprehensive adjustment project and Wenchang 13-2 comprehensive adjustment project in offshore China will commence production as scheduled in the year.

In 2019, the Company plans to drill 173 exploration wells and acquire approximately 28 thousand square kilometers 3-Dimensional (3D) seismic data.

The Company’s total capital expenditure for 2019 is budgeted at RMB70 billion to RMB80 billion. The capital expenditures for exploration, development and production are expected to account for approximately 20%, 59% and 19% of the Company’s total capital expenditure, respectively. The Company will steadily increase reserve and productions levels, continue to reinforce high-quality development, and maintain prudent financial policy and investment decision-making.

* Including our interest in equity-accounted investees.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 23 January 2019

As at the date of this announcement, the Board comprises the following:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

中國海洋石油有限公司

CNOOC Limited

For Immediate Release

CNOOC Limited Announces its 2019 Business Strategy and Development Plan

(Hong Kong, January 23, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its business strategy and development plan for the year 2019.

The Company’s net production target for 2019 is 480 million to 490 million barrels of oil equivalent (BOE), of which, production from China and overseas accounts for approximately 63% and 37%, respectively. The Company’s net production for 2018 is expected to be approximately 475 million BOE. The Company’s net production for 2020 and 2021 are estimated to be 505 million to 515 million BOE and 535 million to 545 million BOE, respectively.

In 2019, six new projects are expected to come on stream, of which the Egina oil field in Nigeria and Huizhou 32-5 oil field comprehensive adjustment/Huizhou 33-1 oil field joint development project in offshore China have commenced production. The other four projects, namely Appomattox project in the US Gulf of Mexico, Bozhong 34-9 oil field, Caofeidian 11-1/11-6 comprehensive adjustment project and Wenchang 13-2 comprehensive adjustment project in offshore China will commence production as scheduled in the year.

In 2019, the Company plans to drill 173 exploration wells and acquire approximately 28 thousand square kilometers 3-Dimensional (3D) seismic data.

Total capital expenditure for the Company in 2019 is budgeted at RMB70.0 billion to RMB80.0 billion. The capital expenditures for exploration, development and production account for approximately 20%, 59% and 19%, respectively.

Mr. Xie Weizhi, CFO of the Company, said: “The Company will maintain its prudent financial policy and investment decision-making, and ensure the effective implementation of the capital expenditure plan to improve the overall performance of the Company.”

Mr. Yuan Guangyu, CEO of the Company, said: “In 2019, the Company will steadily increase the reserve and production of oil and gas and accelerate its digital transformation. Meanwhile, we will continue to pursue a green, low-carbon and environment-friendly development model and promote the high-quality development of the Company, in order to deliver improved shareholder returns.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

***	***	***	***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realized or, even if substantially realized, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86 10 8452 3404

Fax: +86 10 8452 1441

E-mail: mr@cnooc.com.cn

Ms. Iris Wong

Hill+Knowlton Strategies Asia

Tel: +852-2894 6263

Fax:+852-2576 1990

E-mail: cnooc@hkstrategies.com